US$2,500,000,000	FILED PURSUANT TO RULE 433
4.450% SENIOR NOTES DUE 2017	FILE NO. 333-172562

Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings:	A3 (negative outlook)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	January 3, 2012

Settlement Date:	January 10, 2012 (T+5 days)

Maturity:	January 10, 2017

Par Amount:	U.S. $2,500,000,000

Semi-Annual Coupon:	4.450% per annum

Re-offer Spread to Benchmark:	T5 + 360 basis points

Re-offer Yield:	4.481% per annum

Public Offering Price:	99.863%

Net Proceeds to Citigroup:	$2,488,450,000 (before expenses).

Interest Payment Dates:	The 10th day of each January and July, commencing July 10, 2012. Following business day convention.

Day Count:	30/360 (Adjusted).

Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:

Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers	Deutsche Bank Securities Inc. Goldman, Sachs & Co. Nomura Securities International, Inc. UBS Securities LLC

US$2,500,000,000	FILED PURSUANT TO RULE 433
4.450% SENIOR NOTES DUE 2017	FILE NO. 333-172562

Junior Co-Managers CUSIP: ISIN:

ANZ Securities, Inc.

Banca IMI S.p.A

Barclays Capital Inc.

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

CastleOak Securities, L.P.

Commerz Markets LLC

Drexel Hamilton, LLC

Lloyds Securities Inc.

MFR Securities, Inc.

M.R. Beal & Company

nabSecurities, LLC

RBC Capital Markets, LLC

RBS Securities Inc.

SMBC Nikko Capital Markets

Limited

TD Securities (USA) LLC

Wells Fargo Securities, LLC

172967 FW 6

US172967FW62

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.